April 30, 2012

David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:        Champion Industries, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 30, 2012
        File No. 000-21084

Dear Mr. Humphrey:

We are in receipt of your letter dated April 17, 2012 providing comments on the referenced filing for Champion Industries, Inc. (the “Company”).  The Company’s responses are set forth below and are keyed to the Staff’s comment letter. Our responses also reflect discussions with the Staff concluding with a telephone call on April 26, 2012 with representatives of Staff as well as the Company and the Company’s independent registered public accounting firm.

Pursuant to the April 26, 2012 conference call, the Company will amend its Form 10-K for the fiscal year ended October 31, 2011 filed January 30, 2012. The Company has advised the Staff of its intent to file the amendment no later than June 8, 2012. The amendment will focus on the following areas:

•	Revised disclosure under Part I introductory paragraph to Form 10-K.
•	Enhanced disclosure regarding critical accounting policies associated with deferred tax assets.
•	Enhanced discussion and analysis in the MD&A Liquidity and Capital Resources section to address a comprehensive management assessment of the Company’s debt situation.

Report of Independent Registered Accounting Firm, page F-2

1.
The audit report on your financial statements does not clearly communicate whether or not there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. See AU Section 341.02. Additionally, the last paragraph of the audit report, on page F-3, discusses the uncertainties you face in the event you are unable to comply with your financial covenants by April 30, 2012, but it is unclear whether or not your auditor has made the evaluation required by AU Section 341.03. Please amend the filing to include a revised audit report that clearly communicates the auditor’s conclusion with respect to its evaluation. For guidance, see AU Sections 341.12 and 341.13.

Company Response:

Pursuant to the comment listed above, the Company requested from the Company’s independent registered public accounting firm a written response for inclusion in the Company’s response. The response from the auditors is attached as Exhibit "A" to this response, and reaffirms the independent registered public accounting firm's conclusion that a “going concern” audit report was not warranted.

2.
If your auditor concludes that substantial doubt about your ability to continue as a going concern exists, and that conclusion is expressed using the language suggested in AU Section 341.12, please revise your MD&A to discuss the existence of such language and to ensure that all related disclosures, including those set forth in AU Section 341.10, have been made.  In this regard, address the potential consequences to your operations if, for whatever reason, you are unable to refinance or repay your debt obligations (or identify and accomplish any other remedial alternatives).

Company Response:

Based on the information provided in response to Comment #1, above, the Company’s independent registered public accounting firm has concluded that there is not substantial doubt about the Company’s ability to continue as a going concern as of the date of the audit opinion.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information.  If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at 304-528-5492.  Thank you for your consideration and cooperation.

                               Very truly yours,
                               /s/ Todd R. Fry
                               Todd R. Fry, Senior Vice President and Chief Financial Officer

Cc:           Thomas J. Murray, Esq.

EXHIBIT A

April 30, 2012

Mr. Todd R. Fry
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

Re:  Champion Industries, Inc.
Form 10-K for the year ended October 31, 2011
Filed January 30, 2012
Securities and Exchange Commission Comment  Letter

Dear Mr. Fry:

We have reviewed the Securities and Exchange Commission’s comment letter of comments received by Champion Industries, Inc. (the “Company”) dated April 17, 2012, specifically relating to the Report of Independent Registered Accounting Firm.

Arnett & Foster, P.L.L.C. (the “Firm”) did evaluate the Company’s ability to continue as a going concern for the year ended October 31, 2011 in accordance with AU Section 341 as part of our audit procedures performed at the time.  The Firm’s response to the comments is set forth below.

Comment

“Report of Independent Registered Accounting Firm, page F-2

1.
The audit report on your financial statements does not clearly communicate whether or not there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. See AU Section 341.02. Additionally, the last paragraph of the audit report, on page F-3, discusses the uncertainties you face in the event you are unable to comply with your financial covenants by April 30, 2012, but it is unclear whether or not your auditor has made the evaluation required by AU Section 341.03. Please amend the filing to include a revised audit report that clearly communicates the auditor’s conclusion with respect to its evaluation. For guidance, see AU Sections 341.12 and 341.13.”

Response

In the normal course of conducting the audit of the Company, the Firm evaluated the Company’s ability to continue as a going concern as prescribed by AU 340.02.  Our evaluation was based on the audit evidence gathered in the conduct of the audit regarding the relevant conditions and events that existed as of and prior to the date of the Firm’s auditor’s report. Based upon the results of the Firm’s procedures performed in planning, gathering of audit evidence related to various audit objectives and the completion of the audit, the Firm identified certain conditions and events existed as of the balance sheet date that in our professional judgment warranted additional attention. A summary of such conditions and events are as follows:

1.   Recurring net losses;
2.   Inability to remain in compliance with certain debt covenants;
3.   Restructuring of debt;
4.   Externally forced revisions of the Company’s operations; and
5.   Potential inability to meet certain debt obligations as they become due without substantial disposition of assets outside the normal course of business.

In  accordance  with  AU  312.03,  the  Firm  performed  additional  inquiry  of  management  and inspection of relevant documentation to obtain information about the aforementioned conditions and events.  The Firm then determined how such impacted the adequacy of disclosure in the notes to the Company’s consolidated financial statements and our audit opinion.   The following is a summary of the procedures performed.

We obtained and reviewed management’s plans for alleviating the recurring losses.   For each component of management’s plans, the Firm evaluated the feasibility of the component, the status of its implementation and the probability that it would be implemented.  The Firm then analyzed the expected impact of each component on the Company’s financial position and operating results during the 12-month period subsequent to the balance sheet date.  In addition, the Firm obtained the Company’s financial forecast for the 12-month period subsequent to the balance sheet date and obtained sufficient audit evidence in support of each significant assumption, especially the assumptions underlying each component of the Company’s plans that represented a significant change from recent historical trends.  We noted the recurring losses were primarily the result of impairment and restructuring charges taken in 2011 and 2009. A summary of the net income/(loss) and impairment and restructuring charges for the years ended October 31, 2011, 2010 and 2009 are summarized in the following table.

	For the Year Ended October 31, (in thousands)
	2011	2010	2009
Net (loss) income	$(3,976)	$488	$(27,521)
Asset impairments/ restructuring charges	9,369	1,641	41,334
Less related deferred tax benefits	(3,306)	(624)	(15,707)

Net (loss) income exclusive of asset impairments/restructuring charges	$2,087	$1,505	$(1,894)

As a result of the procedures performed, the Firm noted other events that provided additional information to address those initial concerns we had with respect to the aforementioned conditions. Events included the Limited Forbearance Agreement and Third Amendment to the Credit Agreement (the “Agreement”) dated December 28, 2011 between the Company and Fifth Third Bank and syndicate of banks (the “Credit Facility lenders”). Furthermore, as of the date of our report, January 30, 2012, the Company was in compliance with all aspects and debt covenants required by the Agreement. Based on the fact the Credit Facility lenders have provided concessions in the past and the ongoing discussions the Credit Facility lenders continued to have with the Company, the Firm concluded that it was more likely than not that an additional forbearance agreement would be executed prior to the expiration of the Limited Forbearance Agreement on April 30, 2012.

We have knowledge that as part of the ongoing negotiations with the Credit Facility Lenders, the Company agreed to engage outside parties to assist in their corporate cost savings and restructuring initiatives. Accordingly, we noted the Company engaged the investment banking group of Raymond James & Associates, Inc. (“Raymond James”) to assist it with a potential restructuring or refinancing of the existing debt and other potential transaction alternatives. Pursuant to the terms of the Agreement, the Company also engaged, subsequent to year end, a Chief Restructuring Advisor to work with the Company, Raymond James and the Credit Facility lenders to address various issues, including the expiration of the Limited Forbearance Agreement on April 30, 2012, the revolving line of credit maturing in September 2012, and the term loan facility, which expires in September 2013. The Company continues to have ongoing dialogue with the Credit Facility lenders with respect to its borrowings.

Based on the Firm’s review of the information and facts provided, the Firm determined the Company will have sufficient cash flow to service its existing principal and interest payments for 2012. The Company’s Credit Revolver matures on September 14, 2012. As a result, the Company will need to be in a position to either refinance with the Credit Facility lenders or seek other remedial alternatives.

The Company has significantly reduced its debt obligation during difficult economic conditions as demonstrated by the fact the Company has made all principal and interest payments of approximately $56.8 million since inception of the loan through the date of our opinion. The Company has complied with the Credit Facility lenders’ requirements to hire an external consultant to develop a capital and restructuring plan. To date, the Credit Facility lenders have not enforced the default interest rate and entered into a Forbearance Agreement subsequent to year-end. Based on the Firm’s most recent discussions with the Company’s management, the Company has received a draft of a 60 day extension to the Forbearance Agreement. However, the most uncertain and least predictable event facing the Company is the pending decisions by the Credit Facility lenders as to what their planned course of action will be at such time the Credit Revolver becomes due.

As stated in AU 341.02, “The auditor is not responsible for predicting future conditions or events.” As required by AU 341.03, “if the auditor concludes that substantial doubt does not exist, he should consider the need for disclosure.” Based upon all the facts and circumstances noted above, the Firm concluded that there was not substantial doubt about the Company’s ability to continue as a going concern.  However, based on the ongoing results of operations and the status of the debt negotiations, the Firm concluded, based on the guidance contained in AU 580.19, it was appropriate to include an emphasis of a matter paragraph to highlight the disclosures included in Note 3 to the Company’s financial statements.  AU 580.19 states, “In any report on financial statements, the auditor may emphasize a matter regarding the financial statements. Such explanatory information should be presented in a separate paragraph of the auditor's report. Phrases such as "with the foregoing [following] explanation" should not be used in the opinion paragraph if an emphasis paragraph is included in the auditor's report. Emphasis paragraphs are never required; they may be added solely at the auditor's discretion.” The Firm did not intend to, nor did the Firm, use language to express substantial doubt about the Company’s ability to continue as a going concern in the audit report.

The Firm’s response to the Securities and Exchange Commission’s second comment included in the comment letter is set forth below.

Comment

"2.	If your auditor concludes that substantial doubt about your ability to continue as a going concern exists, and that conclusion is expressed using the language suggested in AU Section 341.12, please revise your MD&A to discuss the existence of such language and to ensure that all related disclosures, including those set forth in AU Section 341.10, have been made. In this regard, address the potential consequences to your operations if, for whatever reason, you are unable to refinance or repay your debt obligations (or identify and accomplish any other remedial alternatives).”

Response

AU 341.12 states, “The auditor's conclusion about the entity's ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt about its (the entity's) ability to continue as a going concern" [or similar wording that includes the terms substantial doubt and going concern].”  As previously noted, we believe that sufficient competent evidential matter was obtained to conclude on the Company’s ability to remain as a going concern.  The Firm concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

As permitted under AU 341, in our professional judgment, given the uncertainties involved as of the date of our report, the Firm felt it prudent to include an emphasis of a matter paragraph in our opinion dated January 30, 2012.

We would be pleased to address any questions or comments you may have with respect to this matter and I can be reached at 1-800-642-3601.

Sincerely,
/s/Christopher S. Nice
Christopher S. Nice, P.L.L.C. Member

CSN/afp